

April 29, 2014

<u>Via E-mail</u>
Mr. John Robertson
President
Reg Technologies Inc.
Suite 240 – 11780 Hammersmith Way
Richmond, British Columbia V7A5E9, Canada

> **Re: Reg Technologies Inc.**
> **Form 20-F for the Fiscal Year Ended April 30, 2013**
> **Filed August 29, 2013**
> **File No. 000-24342**

Dear Mr. Robertson:

We issued comments to you on the above captioned filing on February 3, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 13, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief